UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

(Amendment No.  4)*
Under the Securities Exchange Act of 1934

Teekay Corporation
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

Y8564W 10 3
(CUSIP Number)

Cora Lee Starzomski
Belvedere Building
69 Pitts Bay Road
Pembroke HM 08, Bermuda
Tel: (441) 400-7716
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. Y8564W 10 3
1.	Names of Reporting Persons Resolute Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 31,145,280

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 31,145,280

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,145,280

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)  Percentage ownership is based on an aggregate number of outstanding shares of common stock of Teekay Corporation of 70,935,484, as reported by Teekay Corporation in its Form 6-K for the quarterly period ended June 30, 2011, filed with the Securities and Exchange Commission on August 16, 2011.

CUSIP No. Y8564W 10 3
1.	Names of Reporting Persons Path Spirit Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 31,145,280

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 31,145,280

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,145,280

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.9%(2)

14.	Type of Reporting Person (See Instructions) CO

(2)  Percentage ownership is based on an aggregate number of outstanding shares of common stock of Teekay Corporation of 70,935,484, as reported by Teekay Corporation in its Form 6-K for the quarterly period ended June 30, 2011, filed with the Securities and Exchange Commission on August 16, 2011.

Item 1.                   Security and Issuer.

This Amendment No. 4 to Schedule 13D amends Amendment No. 3, filed on February 22, 2010, Amendment No. 2, filed on April 2, 2008, Amendment No. 1, filed on March 31, 2005, and Schedule 13D filed on December 26, 2002, and relates to shares of the common stock, $0.001 par value per share, of Teekay Corporation, a corporation organized under the laws of the Republic of The Marshall Islands (the “Issuer”), with principal executive offices at Belvedere Building, 4th Floor, 69 Pitts Bay Road, Hamilton HM 08, Bermuda.

Item 2.                   Identity and Background.

This Schedule 13D relates to, and is filed on behalf of, the following reporting persons:

●	Resolute Investments, Ltd., a Bermudian exempt company (“Resolute”), with its principal office at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda; and

●	Path Spirit Limited, an English company limited by guarantee (“Path”), with its principal office at 10 Norwich Street, London, EC4A 1BD, United Kingdom.

Resolute, which was formed for the purpose of holding the Issuer’s securities acquired from its previous beneficial owners, Cirrus Trust and JTK Trust, is wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda.  Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust (the “Trust”) and is wholly owned by the Trust.  The Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at 2 Reid Street, Hamilton HM 11, Bermuda. The trustee of the Trust is Kattegat Private Trustees (Bermuda) Limited (the “Trustee”), a Bermudian trust company with its principal offices at 2 Reid Street, Hamilton HM 11, Bermuda.  Path is the trust protector for the Trust.  The Trustee is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of the Trustee.

Resolute is managed by Thomas K.Y. Hsu, a Director and its President, Cora Lee Starzomski, a Director and its Treasurer, and Peter Antturi, a Director and its Vice President.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjaergaard and Arthur Coady.

In the past five years, none of Resolute, Kattegat Limited, the Trust, the Trustee, the Lund Purpose Trust or Path, nor any of the directors and executive officers named above, has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco.  Mr. Hsu has been a Committee Director of the Britannia Steam

Ship Insurance Association Limited since 1988.  Mr. Hsu is also a director of the Issuer.  Mr. Hsu is a citizen of the United Kingdom.

Cora Lee Starzomski’s business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda.  Ms. Starzomski is a managing director of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda.  Ms. Starzomski is a citizen of Canada.

Peter Antturi’s business address is 1688 152nd Avenue, Suite 301, Surrey, B.C., V4A 4N2 Canada.  Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services), whose address is 1688 152nd Avenue, Suite 301, Surrey, B.C., V4A 4N2 Canada. Mr. Antturi is a citizen of Canada.

Axel Karlshoej is the President and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95901.  Mr. Karlshoej is also a director of the Issuer.  Mr. Karlshoej is a citizen of Denmark.

Arthur F. Coady’s business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas.  Mr. Coady is employed by Concord Equity Inc., an investment and holding company, whose address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas. Mr. Coady is a citizen of Canada.

Svend Erik Kjaergaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark.  Mr. Kjaergaard is the president of Melgaard Farm, a leading producer of pork in Denmark.  Mr. Kjaergaard is a citizen of Denmark.

Item 3.                   Source and Amount of Funds or Other Consideration.

Information regarding previous acquisitions of the Issuer’s securities by Resolute is set forth in the following paragraph and is as previously disclosed in Amendment No. 2 and Amendment No. 3.

Between August 16, 2011 and August 26, 2011, Resolute acquired 713,900 shares of common stock of the Issuer for an aggregate purchase price of $16,814,888.30, including brokerage commissions.  The funds used for the purchases were provided by the ongoing business operations of Resolute and its affiliate.

Item 4.                   Purpose of Transaction.

The reporting persons acquired the Issuer’s securities as part of the transactions described in Item 3 above for investment purposes.  The reporting persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The reporting persons, however, continuously evaluate their investment in the Issuer and may engage in discussions with the Issuer’s management and board of directors and other relevant parties concerning the business, management, strategy and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Issuer’s board of directors, price levels of the shares of the Issuer’s common stock, other investment opportunities available to the reporting persons, conditions in the securities market and general economic and industry conditions, the reporting persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of the Issuer’s common stock and/or otherwise changing their intention with respect to any of the matters referred to in Item 4 of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer.

Resolute is the record and beneficial owner and has shared voting and dispositive power with respect to 31,145,280 shares of common stock of the Issuer, representing approximately 43.9% of the Issuer’s outstanding common stock.  As the ultimate controlling person of Resolute, Path is joining in this Schedule 13D as a reporting person.  However, the filing of this Schedule 13D shall not be construed as an admission that Path is, for any purpose, the beneficial owner of any of such shares of common stock of the Issuer.

In the last 60 days, inclusive of any transactions effected through 5:00 p.m., New York City time, on August 26, 2011, Resolute purchased an aggregate of 713,900 shares of common stock of the Issuer.  The dates of such sales and the price at which each share was purchased are set forth below:

Date	Number of Shares Purchased	Price Per Share
August 16, 2011	82,000	$23.70
August 17, 2011	88,000	$24.00
August 18, 2011	112,600	$23.06
August 19, 2011	90,100	$22.92
August 22, 2011	124,700	$23.25
August 23, 2011	62,000	$23.34
August 24, 2011	54,600	$23.87
August 25, 2011	46,800	$23.93
August 26, 2011	53,100	$24.00

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the reporting persons with respect to the securities of the Issuer.  None of the subject securities have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

Item 7.                   Materials to Be Filed as Exhibits.

Joint Filing Agreement, dated as of August 29, 2011, between the reporting persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 29, 2011

RESOLUTE INVESTMENTS, LTD.

By: /s/ Cora Lee Starzomski
Name: Cora Lee Starzomski
Title: Director

PATH SPIRIT LIMITED

By: /s/ Arthur F. Coady
Name: Arthur F. Coady
Title: Director

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Joint Filing Agreement, dated as of August 29, 2011, between Resolute Investments, Ltd. and Path Spirit Limited